UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (RULE 13D-1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                               (AMENDMENT NO. 2)*

                                F5 NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    315616102
             -------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                  URSULA RANIN
                                NOKIA CORPORATION
                                KEILALAHDENTIE 4
                                  P.O. BOX 226
                              FIN-00045 NOKIA GROUP
                                     FINLAND
                                011-358-7180-0800

                                    COPY TO:
                                 SCOTT D. MILLER
                             SULLIVAN & CROMWELL LLP
                              1870 EMBARCADERO ROAD
                            PALO ALTO, CA 94303-3308
                                 (650) 461-5600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 27, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  315616102                                       PAGE 2 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     NOKIA FINANCE INTERNATIONAL B.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     THE NETHERLANDS
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,266,421 SHARES OF COMMON STOCK
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,266,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,266,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7% OF COMMON STOCK
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 315616102                                        PAGE 3 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     NOKIA CORPORATION
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     REPUBLIC OF FINLAND
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,266,421 SHARES OF COMMON STOCK
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,266,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,266,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7% OF COMMON STOCK
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The statement on Schedule 13D previously filed by Nokia Finance International B.V., a private company with limited liability incorporated under the laws of The Netherlands ("NFI"), and Nokia Corporation, a corporation incorporated under the laws of the Republic of Finland ("Nokia"), as heretofore amended and supplemented, with respect to shares of Common Stock (the "Common Stock") of F5 Networks, Inc. (the "Company"), as heretofore amended and supplemented, is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect. NFI and Nokia are collectively referred to as the "Reporting Persons."

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As described in the original statement on Schedule 13D, filed on July 9, 2001, as amended and supplemented on May 7, 2003, NFI and the Company entered into the Investor's Rights Agreement, which entitled NFI, among other things, to nominate one member to the Company's Board of Directors. The Investor's Rights Agreement will terminate on September 26, 2003.

         Except as set forth herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

         Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter
into   privately   negotiated   derivative   transactions   with
institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. To the knowledge of each Reporting Person, each of the persons listed on Schedule 1 hereto may make the same evaluation and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The total number of shares of the Company's Common Stock outstanding on June 25, 2003 was 26,901,858 shares.

         On June 27, 2003, NFI sold 1,200,000 shares of Common Stock at a price of $16.2721 per share in a block trade to Credit Suisse First Boston. As of the date of the filing of this statement, after giving effect to the transactions described above, the Reporting Persons beneficially own 1,266,421 shares of Common Stock of the Company, representing approximately 4.7% of the Company's outstanding Common Stock.

         As of June 27, 2003, after giving effect to the transaction described above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in the original statement on Schedule 13D, filed on July 9, 2001, as heretofore amended and supplemented, NFI and the Company entered into the Investor's Rights Agreement on June 26, 2001. The Investor's Rights Agreement will terminate on September 26, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A     Agreement  of Joint  Filing,  dated July 9, 2001,  by and  between
---------     Nokia Finance International B.V. and Nokia Corporation (filed with the statement on Schedule 13D filed on July 9, 2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 30, 2003                               NOKIA FINANCE INTERNATIONAL B.V.


                                            By  /s/ Esa Kaunistola
                                              ----------------------------------
                                              Name:  Esa Kaunistola
                                              Title:  Director


                                            By  /s/ Hannu Mustonen
                                              ----------------------------------
                                              Name:  Hannu Mustonen
                                              Title:  Director


                                            NOKIA CORPORATION


                                            By  /s/ Ursula Ranin
                                              ----------------------------------
                                              Name:  Ursula Ranin
                                              Title:  Vice President and
                                                      General Counsel


                                            By  /s/ Hannu Mustonen
                                              ----------------------------------
                                              Name:  Hannu Mustonen
                                              Title:  Director and Head of
                                                      Corporate Tax Planning

                                   SCHEDULE 1


              DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA CORPORATION


         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Corporation. Unless otherwise indicated, the business address of each such person is c/o Nokia Corporation Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland and each person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Board of Directors
------------------

Jorma Ollila.......................   Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Vice Chairman of Otava Books and Magazines
                                      Group Ltd. Member of the Board of
                                      Directors of Ford Motor Company and UPM-
                                      Kymmene Corporation. Member of The
                                      European Round Table of Industrialists.

Paul J. Collins....................   Vice Chairman of the Board of Directors
Citizenship:  United States           of Nokia Corporation.

                                      Member of the Board of Directors of BG
                                      Group, Genuity Corporation and
                                      Kimberly-Clark Corporation.

Georg Ehrnrooth....................   Chairman of the Board of Directors of Assa
                                      Abloy AB (publ) and Varma-Sampo Mutual
                                      Pension Insurance Company. Vice Chairman of the Board of Directors of Rautaruukki
                                      Corporation. Member of the Board of
                                      Directors of Oy Karl Fazer Ab, Sandvik AB
                                      (publ), Sampo plc and Wartsila
                                      Corporation. Chairman of The Center for
                                      Finnish Business and Policy Studies (EVA).

Dr. Bengt Holmstrom................   Paul A. Samuelson Professor of Economics
                                      at MIT, joint appointment at the MIT Sloan
                                      School of Management.

                                      Member of the Board of Directors of
                                      Kuusakoski Oy. Member of the American
                                      Academy of Arts and Sciences and Foreign
                                      Member of The Royal Swedish Academy of
                                      Sciences.

Per Karlsson.......................   Independent Corporate Advisor.
Citizenship:  Sweden
                                      Member of the Board of Directors of IKANO
                                      Holdings S.A.

Robert F.W. van Oordt..............   Chairman of Rodamco Europe N.V.
Citizenship:  The Netherlands
                                      Member of the Board of Directors of Fortis
                                      Bank N.V., Schering-Plough Corporation and
                                      Umicore S.A. and member of the Supervisory
                                      Board of Draka Holding N.V.

Marjorie Scardino..................   Chief Executive Officer and member of the
Citizenship: United States            Board of Directors of Pearson plc.

Vesa Vainio........................   Chairman of the Board of Directors of
                                      UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Wartsila
                                      Corporation. Chairman of the Board of The
                                      Central Chamber of Commerce of Finland.

Arne Wessberg......................   Chairman of the Board of Directors and
                                      President of Yleisradio Oy (Finnish
                                      Broadcasting Company).

                                      Chairman of the Board of Directors of
                                      Digita Oy. President of the European
                                      Broadcasting Union (EBU) and member of the Board of Directors of the International Council of NATAS.

Group Executive Board
---------------------

Jorma Ollila.......................   Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Vice Chairman of Otava Books and Magazines
                                      Group Ltd. Member of the Board of
                                      Directors of Ford Motor Company and
                                      UPM-Kymmene Corporation. Member of The
                                      European Round Table of Industrialists.

Pekka Ala-Pietila..................   President of Nokia Corporation.

                                      Member of the Supervisory Board of SAP AG,
                                      Member of the Science and Technology
                                      Policy Council of Finland, member of the Board of the Finnish-American Chamber of Commerce, Member of the Board of the Economic Information Bureau.

Dr. Matti Alahuhta.................   President of Nokia Mobile Phones.

                                      Chairman of the Board of The Federation of Finnish Metal, Engineering and Electrotechnical Industries, Vice Chairman of the Board of the Confederation of Finnish Industry and Employers, member of the Executive Committee of The International Institute for Management Development (IMD).

Sari Baldauf.......................   President of Nokia Networks.

                                      Member of the Board of International Youth
                                      Foundation and Member of The National
                                      Committee for the Information Society
                                      Issues and member of the Board of
                                      Foundation for Economic Education.

Dr. J.T. Bergqvist.................   Executive Vice President and General
                                      Manager, IP Mobility Nokia Networks.

Olli-Pekka Kallasvuo...............   Executive Vice President and CFO of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      F-Secure Corporation, Nextrom Holding
                                      S.A. and Sampo plc.

Pertti Korhonen....................   Executive Vice President, Nokia Mobile
                                      Software.

                                      Member of the Board of Directors, QPR
                                      Software Oyj.

Dr. Yrjo Neuvo.....................   Executive Vice President and CTO of Nokia
                                      Mobile Phones.

                                      Vice Chairman of the Board of Directors of Vaisala Corporation. Member of Finnish Academy of Technical Sciences, The Finnish Academy of Science and Letters, and Academiae Europae, Foreign member of
                                      Royal Swedish Academy of Engineering
                                      Sciences, and Fellow of the Institute of Electrical and Electronics Engineers.

Veli Sundback......................   Executive Vice President, Corporate
                                      Relations and Trade Policy of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      Huhtamaki Oyj. Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Trade Policy Committee of The Confederation of Finnish Industry and Employers and Chairman of the Board of the Finland-China Trade Association.

Anssi Vanjoki......................   Executive Vice President of Nokia Mobile
                                      Phones.

                                      Governor of European Foundation of Quality
                                      Management.

      DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA FINANCE INTERNATIONAL B.V.

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Finance International B.V. Unless otherwise indicated, the business address of each such person is c/o Nokia Finance International B.V., Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 1000BL Amsterdam, The Netherlands and each such person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Board of Management
-------------------

Esa Kaunistola.....................   Senior Legal  Counsel of Nokia
                                      Corporation.

Hannu Mustonen.....................   Director and Head of Corporate Tax
                                      Planning of Nokia Corporation.

Bob Elfring........................   Managing Director of Lehman Brothers
Citizenship: The Netherlands          International (Europe).

ABN AMRO Trust Company.............   Trust company.
(Nederland) B.V.
State of Organization: The
Netherlands

Board of Supervisory Directors
------------------------------

Maija Torkko.......................   Senior Vice President and Corporate
                                      Controller of Nokia Corporation.

Timo Ihamuotila....................   Vice President and Corporate Treasurer of
                                      Nokia Corporation.